                                             November 18, 2005






VIA FACSIMILE and EDGAR
-----------------------

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

               RE:   Brookdale Senior Living Inc.
                     Registration Statement on Form S-1 (File No. 333-127372)
                     -------------------------------------------------------
Dear Mr. Spirgel:

     As special counsel to Brookdale Senior Living Inc. ("Brookdale" or the "Company"), in connection with the proposed initial public offering (the "Offering") of Brookdale's common stock (the "Common Stock"), we are responding to the request of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") for a letter addressing whether a preliminary prospectus for the Offering should be recirculated in view of the changes reflected in the Registration Statement to the Brookdale Senior Living Inc. Consolidated Balance Sheet made in response to the comments (the "Comments") of the Staff set forth in the Staff's letter of November 15, 2005 (the "Comment Letter") and subsequent conference calls with the Staff on November 16, 2005 and November 17, 2005. Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Registration Statement.

Securities and Exchange Commission
November 18, 2005
Page 2



     We have advised the Company of the Commission's position, set forth in Rules 460 and 461 and Release No. 33-4968 under the Securities Act of 1933, that the Commission "[h]aving due regard to the adequacy of information respecting the registrant theretofore available to the public . . . and to the public interest and the protection of investors," will not grant acceleration of a registration statement "[w]here the form of preliminary prospectus, which has been distributed by the issuer or underwriter, is found to be inaccurate or inadequate in any material respect." For the reasons set forth below, the Company and the representative of the underwriters in the Offering (the "Representatives"), after reviewing the changes to the preliminary prospectus in their totality and after discussing the matter with us and counsel to the underwriters, does not believe that the circulated preliminary prospectus was rendered inaccurate or inadequate in any material respect by the changes made and, therefore, does not believe that recirculation of a preliminary prospectus is required.

     Brookdale Senior Living Inc. Consolidated Balance Sheet: The preliminary prospectus distributed to prospective investors on or about November 7, 2005 (the "Preliminary Prospectus") included Goodwill of $44 million, Total Assets of $1,449 million, Stockholders' Equity of $495 million and Total Liabilities and Stockholders' Equity of $1,449 million. In response to the Staff's Comments the Company revised the Consolidated Balance Sheet to increase each of Goodwill, Total Assets, Stockholders' Equity and Total Liabilities and Stockholders' Equity by $3 million. This resulted in a de minimis increase of 0.2% in both Total Assets and Total Liabilities and Stockholders' Equity. As noted above, Brookdale does not believe the changes described above makes the information in the Preliminary Prospectus materially inaccurate or inadequate.

     As demonstrated, the Company's financial condition, strategy, plan of operations and set of goals set forth in the new preliminary prospectus contained in Amendment No. 5 to the Registration Statement are the same as those set forth in the Preliminary Prospectus, and no purpose would be served by recirculating a preliminary prospectus with substantially the same disclosures. Brookdale believes that no additional or revised information is contained in the new preliminary prospectus that would be material to an investor's decision to purchase shares of Common Stock, or that any such information causes the disclosure in the circulated Preliminary Prospectus to be inaccurate or inadequate in any material respect. For these and the other reasons discussed above, Brookdale and the Representatives believe that recirculation of a preliminary prospectus is unnecessary.

     Please contact me at (212) 735-3050 should you require further information.

                                        Very truly yours,



                                        /s/ Joseph A. Coco
                                        Joseph A. Coco, Esq.


cc:     Albert Pappas, Esq
        Deborah C. Paskin, Esq.